ALLEN "AL" R. WEISS



GLOBAL PRESIDENT/ FORTUNE 100 ENTERTAINMENT INDUSTRY

Global Branding □ *Customer Satisfaction* □ *Board Experience*
International Expansion □ *Corporate Responsibility/Public Affairs*

EXECUTIVE BIO

As a partner in Apollo Capital Management, a private equity firm, Weiss is involved in company analyses to support potential acquisitions and management. Weiss had direct involvement in the acquisition of Chuck E. Cheese Entertainment in 2014 and currently serves on their Board of Directors. Weiss was also involved in the acquisition and negotiations for the sale of Great Wolf Resorts. Weiss became the Chairman of the Board of Directors for Great Wolf and later Executive Chairman. Weiss was also involved in the acquisition of Diamond Resorts International, which closed in Sept. 2016, and currently serves on their Board of Directors.

Weiss had a 39-year career at Disney. His last position was President of Worldwide Operations for Disney's $10 Billion+/95,000 employee Walt Disney Parks and Resorts business. He was responsible for the company's theme parks and resorts including the Walt Disney World Resort, Disneyland Resort, and Disneyland Resort Paris, Disney Cruise Line, Disney Vacation Club, "Adventures by Disney", and the line-of-business responsibility for Hong Kong Disneyland Resort and Tokyo Disney Resort.

Al began his career as a teenager in cash control and rose through the ranks to President, Worldwide Operations, for Walt Disney Parks and Resorts. He is a visionary and results-focused leader that has significantly grown top-line revenue and expanded margins in a thoughtful and strategic way, protecting the Disney brand, Cast, and overall guest experiences. During his tenure as President, he directed the largest resort expansion in Walt Disney World history, resulting in double-digit percentage revenue growth, seven consecutive years of record revenues and higher profits. He led the organization through one of the toughest recessions the world has faced, with significantly less downturn in overall business while positioning the organization for major growth. A compassionate leader, he grew and invested in the next generation of talent, thereby strengthening the company for the future.

He serves on the Alticor (Amway) Board of Directors, Chuck E. Cheese Entertainment Board of Directors, ClubCorp Board of Directors, Diamond Resorts International Board of Directors, Dick's Sporting Goods Board of Directors and Marilyn Monroe Spas LLC Board of Directors. He previously served on the Metro Orlando Economic Development Commission Governor's Council, was a National Board Member of the Sanford-Burnham Medical Research Institute and was appointed by the U.S. Commerce Secretary as a founding member to the Corporation for Travel Promotion Board of Directors. He was named "Most Influential Businessman in Central Florida" by the *Orlando Business Journal* in 2005.

Weiss has been designated as a distinguished alumnus by his alma mater, the University of Central Florida, and both UCF and the Rollins College Crummer Graduate School of Business have inducted Al into their Halls of Fame. Staying closely involved with his alma mater, Al has served as chairman of the UCF Foundation Board of Directors, and is a past member of the UCF Board of Trustees, Stetson University Board of Trustees and the Florida Council of 100 Board of Directors.

STRATEGIC ASSETS FOR BOARD CONTRIBUTIONS

Global Branding

- Enhanced and protected the Disney Brand as the key asset for enterprise growth.
- Engaged in the design, development, and operation of Disney's Animal Kingdom Park.
- Co-led Disney's entry into the branded cruise business.
- Direct responsibility and leadership for Disney Vacation Club brand.
- Led the growth of the Walt Disney World Resort hotel business through design, development and operations of an additional 16 resorts/25,000+ rooms.

Customer Experience / Satisfaction

- Established strong leadership teams to drive consistently best in class customer experience.
- Increased customer scores by using a sophisticated, proprietary global system of metrics to measure over 200 categories of customer experience/satisfaction.
- Served on the steering committee for the "Next Generation" project.
- Engaged with our global locations to deliver world class Disney service while adapting to local cultures.

International Expansion

- Line-of-business responsibilities and leadership for Tokyo Disney Resort, Hong Kong Disney Resort, including major expansion of this resort and Shanghai Disney Resort, through design and groundbreaking.
- Evaluating the opportunity to expand operations in India's growing economy.
- Involved in a diverse range of deals in international markets, including directly with the Chinese Government, Private Companies in Japan and France, and with a Chinese Company owned by the Government.
- Involved in the creation and development of Disney Cruise Line and "Adventures by Disney" –businesses that leverage the Disney brand in new locations around the world.

PROFESSIONAL ORGANIZATIONS/AFFILIATIONS / PRESENT

- Alticor (Amway) – Board of Directors
- Chuck E. Cheese Entertainment, Inc. – Board of Directors
- ClubCorp – Board of Directors
- Diamond Resorts International – Board of Directors
- Dick's Sporting Goods – Board of Directors
- Marilyn Monroe Spas – Board of Directors

▪ PROFESSIONAL ORGANIZATIONS/AFFILIATIONS / PAST

- Apollo Education Group, Inc. – Board of Directors
- Brand Affinity Technologies – Board of Directors
- Corporation for Travel Promotion – Founding National Board Member (appointment by U.S. Commerce Secretary)
- Florida Council of 100 – Board of Directors
- Give Kids the World – Executive Advisory Council
- Great Wolf Resorts – Board of Directors – Board Chairman
- Metro Orlando Economic Development Commission – Chairman and Governor's Council
- Dr. P. Phillips Performing Arts Center – Board of Directors
- Pilot Flying J - Board of Directors
- The Sanford-Burnham Medical Research Institute – National Board Member
- Stetson University – Past Trustee
- SunTrust Bank – Central Florida Advisory Board
- University of Central Florida – Past Trustee
- Vision360, Board Chairman
- Some involvement and presentations to The Walt Disney Company Board of Directors. Hosted the Board of The Walt Disney Company at Walt Disney World several times.

Corporate Responsibility/Public Affairs

- Led Disney's transformation from being internally focused to full engagement in the Central Florida community. Significant participation of Disney Executives serving on local Boards.
- Leadership team targeting corporate reductions in energy use, water consumption, and carbon footprint.
- Economic Development Commission Chairman.
    - Highlights – Medical City expansion – $4 to $6B annual economic impact long-term/three community venues – $1B expansion.